06006714

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/27/06

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RECEIVED MAR 01 2006 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-53409~~ 8-47558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Duff & Phelps Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive, Suite 4200

(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Marek **(312)-697-4663**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *of individual, state last, first, middle name*)

303 East Wacker Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Michael J. Marek**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Duff & Phelps Securities, L.L.C. (the Company)**, as of **December 31, 2004**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

"OFFICIAL SEAL"
WENDY KONZEN
Notary Public - State of Illinois
My Commission Expires Aug. 16, 2009

Signature

Chief Financial Officer

Title

Wendy Konzen

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Member's Capital.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUFF & PHELPS SECURITIES, LLC

(a wholly owned subsidiary of Duff & Phelps, LLC)

Financial Statements

December 31, 2005

(With Independent Auditors' Report Thereon)

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

Member
Duff & Phelps Securities, LLC:

We have audited the accompanying statement of financial condition of Duff & Phelps Securities, LLC (a wholly owned subsidiary of Duff & Phelps, LLC) as of December 31, 2005, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Duff & Phelps Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2006

DUFF & PHELPS SECURITIES, LLC
(a wholly owned subsidiary of Duff & Phelps, LLC)

Statement of Financial Condition

December 31, 2005

Assets		
Cash	$	872,146
Accounts receivable		765,000
Amount due from Parent Company		1,149,316
Total assets	$	2,786,462
Liabilities and Member's Capital		
Liabilities – deferred revenue	$	1,115,420
Member's capital		1,671,042
Total liabilities and member's capital	$	2,786,462

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC
(a wholly owned subsidiary of Duff & Phelps, LLC)

Statement of Operations

Year ended December 31, 2005

Advisory fees	$	10,726,849
Expenses:		
Allocated expenses from Parent Company		11,358,707
Net loss	$	(631,858)

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC
(a wholly owned subsidiary of Duff & Phelps, LLC)

Statement of Changes in Member's Capital

Year ended December 31, 2005

		Member's investment	Undistributed earnings	Total member's capital
Balance as of January 1, 2005	$	640,502	1,662,398	2,302,900
Net loss		—	(631,858)	(631,858)
Balance as of December 31, 2005	$	640,502	1,030,540	1,671,042

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC
(a wholly owned subsidiary of Duff & Phelps, LLC)

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:		
Net loss	$	(631,858)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in amount due from Parent Company		(1,776,382)
Increase in accounts receivable		(765,000)
Increase in deferred revenue		1,115,420
Net cash used in operating activities		(2,057,820)
Net decrease in cash		(2,057,820)
Cash, beginning of year		2,929,966
Cash, end of year	$	872,146

See accompanying notes to financial statements.

(1) Nature of Business and Ownership

Duff & Phelps Securities, LLC (the Company) is a Delaware limited liability company formed on June 24, 1997. The term of the LLC is fifty years, expiring on July 1, 2047. The Company is registered as a broker with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. Its customers are located throughout the United States. The Company is a wholly owned subsidiary of Duff & Phelps, LLC (the Parent Company or Member).

The Company operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The Company carries no margin accounts and does not otherwise hold funds or securities for customers. Accordingly, the Company has not executed any transactions on behalf of its customers during the year.

The Company performs private placement of debt and equity securities and merger and acquisition and financing advisory services.

(2) Summary of Significant Accounting Policies

(a) Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices in the broker-dealer industry.

(b) Revenue and Expense Recognition

The Company uses the accrual basis of accounting wherein revenues are recognized when earned, which is generally on a success-fee basis on private placement and merger and acquisition advisory transactions. Retainer fees are recognized as advisory fee income over the period in which the related service is rendered. Unrecognized retainer fees represent deferred revenue. Expenses reimbursed by clients are recorded as revenue when reimbursement is received from the client. The related expenses are recognized when an obligation is incurred.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Personal Assets and Liabilities

The financial statements of the Company do not include the assets and liabilities of the Member, including its obligation for income taxes on its distributive shares of the net income of the Company or its rights to tax refunds on its share of the Company's net loss, nor any provision for income tax expenses or benefits.

(Continued)

(e) Furniture, Fixtures, and Equipment

The Company is allocated expenses that cover use of office space, furniture, and equipment and, therefore, these items are carried on the books of the Parent Company.

(f) Income Taxes

The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to its Member. Therefore, no federal or state income tax provision is required in the Company's financial statements.

(g) Limited Liability

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

(h) Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts which is based on specific identification. All amounts are considered collectible as of December 31, 2005.

(3) Allocation of Expenses from Parent Company

The Parent Company is the sole member of the Company. The Company entered into an agreement to pay the Parent Company its allocable share of expenses and costs incurred by the Parent Company. The agreement is in accordance with NASD Notice to Members Number 03-63 and provides an expense allocation methodology and an agreement from the Member that the Company shall have net capital of not less than 125% of the minimum net capital required.

(4) Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2005, the Company had net capital of $521,726 and a net capital requirement of $74,361. At December 31, 2005, the Company had aggregate indebtedness of $1,115,420.

(5) Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition as of December 31, 2005.

Schedule 1

DUFF & PHELPS SECURITIES, LLC
(a wholly owned subsidiary of Duff & Phelps, LLC)

Computation of Net Capital Under Rule 15c3-1

December 31, 2005

Aggregate indebtedness	$	1,115,420
Net capital:		
Member's capital	$	1,671,042
Deductions		(1,149,316)
Net capital		521,726
Minimum required net capital		74,361
Net capital in excess of minimum requirement	$	447,365
Percentage of aggregate indebtedness to net capital		249%

There is not a material difference between the Company's computations of aggregate indebtedness and net capital as reported by the Company in Part II A on Form X-17A-5, as amended and filed February 28, 2006, as of December 31, 2005.

See accompanying independent auditors' report.

Schedule 2

DUFF & PHELPS SECURITIES, LLC
(a wholly owned subsidiary of Duff & Phelps, LLC)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company is exempt from the provisions of Rule 15c-3-3 as of December 31, 2005, under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i) of the rule.

See accompanying independent auditors' report.

Schedule 3

DUFF & PHELPS SECURITIES, LLC
(a wholly owned subsidiary of Duff & Phelps, LLC)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company is exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

See accompanying independent auditors' report.

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

Member
Duff & Phelps Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Duff & Phelps Securities, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving control activities and their operation that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Duff & Phelps Securities, LLC, for the year ended December 31, 2005, and this report does not affect our report thereon dated February 28, 2006.

The Company had inadequate controls for appropriately recording revenue and deferred revenue. Specifically, the Company's control to review the appropriateness of accounting policies in accordance with generally accepted accounting principles related to revenue recognition was not operating effectively. The Company's revenue recognition policy for nonrefundable up-front fees received in certain advisory service arrangements was to record revenues as services were billed in accordance with the terms of the arrangements. Generally accepted accounting principles require that such fees be deferred and recorded over the term of the arrangement. As a result of this deficiency in the Company's internal control, the Company did not detect errors in the measurement and presentation of revenue and deferred revenue as of and for the year ended December 31, 2005. Adjustments were recorded in the financial statements as of and for the year ended December 31, 2005 to correct the identified error. In addition, as a result of the adjustments recorded, the Company has amended and refilled the December 31, 2005 FOCUS Report to correct its computation of net capital under Rule 15c3-1.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate at December 31, 2005 to meet the SEC's objectives due to the material weakness noted above.

This report is intended solely for the information and use of the Company's Member, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2006